LOCKE LIDDELL & SAPP LLP
ATTORNEYS & COUNSELORS
3400 JPMORGAN CHASE TOWER		Phone: (713) 226-1200
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HOUSTON, TX 77002-3095	• WASHINGTON D.C.	www.lockeliddell.com

Direct-Number: (713) 226-1496
Direct-Fax: (713) 229-2565
E-mail: dtaylor@lockeliddell.com

October 4, 2006

Via Federal Express and EDGAR

Ms. Jennifer Gowetski

Division of Corporation Finance

Securities & Exchange Commission

100 F. Street NE

Washington, D.C.  20549

Re:          Analytical Surveys, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed October 2, 2006
File No. 333-136078

Dear Ms. Gowetski:

On behalf of Analytical Surveys, Inc. (“ASI” or the “Company”), this letter responds to the Staff’s comment letter of October 4, 2006, relating to Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-136078), which was filed with the Commission by the Company on October 2, 2006 (the “Registration Statement”).  Where applicable, the responses indicate the additions or revisions that have been included in Amendment No. 2 to the Registration Statement filed with the Commission on October 4, 2006, in response to the Staff’s October 4, 2006 letter and are numbered to correspond to the numbers assigned in the Staff’s letter.  Capitalized terms used but not defined herein have the meanings that are in the Registration Statement.  A marked copy of Amendment No. 2 to the Registration Statement (reflecting changes from the Registration Statement) has been provided supplementally with this response.

We respectfully request that the appropriate members of the Staff review the Registration Statement and our responses as reflected in this letter at their earliest convenience and advise us as to further comments, if any, as soon as possible.

The Private Placement

1.             We note your response to prior comment 6 that the company believes the disclosure requested by the staff is no longer relevant.  However, it appears that the shares being registered are related to the transaction in which the investors acquired the notes.  As a result, please revise your disclosure to discuss and quantify any discounts, fees, or expenses associated with the notes, other than the accelerated pay-off amounts.

Response:             The Company notes the Staff’s comment and has revised its disclosure to state that it paid a 10% finders fee of $160,000 and $40,000 to two placement agents, Paladium Capital and Peak Securities, respectively, and incurred legal and accounting costs of approximately $49,000.  These costs were recorded as deferred loan costs and are being amortized to interest expense over the term of the Notes.  The Company would like to advise the Staff that amortization with respect to the Notes will be accelerated to October 19, 2006, or accounted for pursuant to EITF 96-19 Debtor’s Accounting for a Modification or Exchange of Debt Instruments, if appropriate under the terms of a new debt instrument. The Company has also revised it disclosure to provide that the Notes were issued at face value without discount to the Investors.

2.             We note your disclosure that as of the date of this prospectus, if the notes remain outstanding on October 19, 2006, the amount you must pay on that date will be $2,014,575.  Please expand your disclosure to identify the source of funds you will use to repay the notes and accrued interest.  In addition, please discuss the consequences of any non-payment of the notes.

Response:  The Company notes the Staff’s comment and has revised its disclosure to disclose that the Company is in preliminary discussions with alternative investors and that it anticipates that any financing arrangement will include the issuance of convertible securities and/or debt.  If the Company fails to repay the outstanding principal and accrued interest on the Notes on or before October 19, 2006, such failure will constitute an event of default (as defined in the Notes) and the amount due the Investors will increase to $2,400,000 plus accrued interest.  In such circumstances, the Investors may exercise their rights as first lien holders and, among other remedies, assume the Company’s interest in the Washita County well.  This action may be taken by the Investors before the Washita County well beings to generate production revenues and thus deprive the Company of the main source it would be relying upon to achieve levels of operating income sufficient to meet its operating and capital requirements.

Part II

Item 17.  Undertakings

3.             Please revise to include the undertaking required by Item 512(g)(2) of Regulation S-B.

Response:  The Company has revised Item 17 to include the undertaking required by Item 512(g)(2) of Regulation S-B.

Please direct any comments or questions you may have regarding the foregoing to me at (713) 226-1496.

Submitted at the request and on behalf of Analytical Surveys, Inc.

Very truly yours,

David F. Taylor For the Firm